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                                                              Exhibit 99(a)(6)

                Consorcio G Grupo Dina, S.A. de C.V. Announces
                     Cash Tender Offer With Respect to its
                  Convertible Subordinated Debentures due 2004


     JULY 13, 1999. Consorcio G Grupo Dina, S.A. de C.V. (NYSE: DIN) announced today that it is commencing a tender offer for up to $97,000,000 aggregate principal amount of its outstanding Convertible Subordinated Debentures due 2004 (the "Debentures").

     As described in more detail in the Offer to Purchase dated as of July 13, 1999, the consideration for the Debentures tendered and accepted for payment will be (a) an amount no more than $460 and no less than $400 per $1,000 of Debentures, plus (b) accrued interest through the settlement date. The tender offer will terminate at 5:00 p.m. New York City time on Tuesday, August 10, 1999, unless extended.

     The tender offer is the second step of an overall plan to restructure substantially all of the indebtedness of Grupo Dina and its subsidiaries, other than the Debentures, through a series of related transactions, which included Grupo Dina becoming a 39% minority stockholder of its MCII Holdings
(USA), Inc. subsidiary, all as more fully described in the Offer to Purchase.

     The tender offer is conditioned upon, among other things, the satisfaction of a minimum tender condition, as described in more detail in the Offer to Purchase.

     For additional information, please contact any of: Walter McLallen or Brian Perman at CIBC World Markets Corp. (at 800-274-2746), the Dealer Manager for the tender offer, or Thomas Long at D.F. King & Co., Inc., the Information Agent, (at 800-549-6650).